SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE - São Paulo, May 14, 2019 – Gafisa S.A. (B3: GFSA3; OTC: GFASY), a leading Brazilian homebuilder focused on the upper-middle and high-income segments, announced today its operational and financial results for the first quarter of 2019 ended March 31, 2019.

GAFISA  ANNOUNCES
1Q19 RESULTS

Conference Call
May 15, 2019

► 5:00 p.m. Brasília time
In Portuguese
+55 (11) 3137-8076 (Brazil)
Code: Gafisa

► 4:00 p.m. US EST
In English
(simultaneous translation from Portuguese)
+1 786 209-1795 (USA)

Code: Gafisa

Webcast: www.gafisa.com.br/ri

Replay:
+55 (11) 3137-8031
Portuguese: 8875| #270
English: 8876| #732

Shares
GFSA3 – B3
GFASY – OTC
Total outstanding shares: 44,757,914[1]Average Daily Traded Volume (1Q19):
R$22.7 million.
(1) including 3,566,012 treasury shares.

In 2019, Gafisa will focus heavily on the process of rebuilding the Company. To guarantee shareholders’ interests are truly represented, we will take a management ownership approach that ensures the Board of Directors and Board of Executive Officers are integrated and in line with strategic and operational endeavors.

To support Management, we will form audit, restructuring, and compensation/governance committees.

Although significant challenges lie ahead, we remain confident that we will be able to reinforce our team and set up an experienced team capable of leading Gafisa to a new cycle.

Our rebuilding process began in early April when we summoned shareholders for an Extraordinary Shareholders’ Meeting. During the meeting, we developed a restructuring and management plan to facilitate growth and improve our capitalization.

Shareholders approved measures to i) hire a consulting firm to help develop our strategic plan and assess new areas of operation; ii) reissue treasury shares canceled by former management that may be sold in the future to generate inflows for Gafisa; and iii) increase capital by 26,273,962 shares, which should equal a total capitalization of R$130-R$134 million. Funds raised will be used to tackle short/medium term cash needs, regularize activities, and deleverage the Company.

At the Extraordinary Shareholders’ Meeting held on April 23, the Company’s Bylaws were amended and the authorized capital was increased from 71,031,876 common shares to up to 120,000,000 common shares, giving the Company the flexibility to increase capital in the future. The Board of Directors was also asked to assess the best funding alternatives via issue of securities convertible or not into shares to couple with the strategic plan. We are also considering raising funds of up to US$150 million to place in the domestic or international market.

We believe this strategy will pave the way to sustainable growth, with satisfied clients, restoring the company’s position as a highly credible leader in the Brazilian real estate sector and capable of meeting its obligations. We count on the confidence of our investors to forge ahead on this path to success.

The first quarter of 2019 results still do not reflect the impact of new Management elected on March 27, 2019, but they are related to decisions made by former Management.

Roberto Luz Portella

Chief Executive Officer

OPERATIONAL RESULTS

Table 1 – Operational Performance (R$ 000)

	1Q19	4Q18	Q/Q (%)	1Q18	Y/Y (%)
Launches	-	118,936	-100.0%	138,715	-100.0%
Gross Sales	91,270	153,406	-40.5%	293,460	-68.9%
Dissolutions	(41,363)	(58,401)	-29.2%	(57,702)	-28.3%
Pre-sales	49,907	95,005	-47.5%	235,757	-78.8%
Speed of Sales (SoS)	4.3%	7.2%	-2.9 p.p.	14.4%	-10.1 p.p.
Delivered PSV	80,079	263,254	-69.6%	-	-

*The amounts reported are net of swap and brokerage.

Table 2 – Financial Performance (R$ 000)

	1Q19	4Q18	Q/Q (%)	1Q18[7]	Y/Y (%)
Net Revenue	95,421	192,917	-51%	233,949	-59%
Recurring Adjusted Gross Profit¹	17,764	46,941	-62%	61,542	-74%
Recurring Adjusted Gross Margin¹	18.6%	24.3%	-572 bps	26.3%	-769 bps
Adjusted EBITDA²	(23,006)	(98,421)	-76.6%	5,653	-507%
Adjusted EBITDA Margin²	-24.1%	-51.0%	2,691 bps	2.4%	-2,653 bps

Net Income (ex- AUSA)³

	(46,353)	(121,072)	-62%	(53,516)	-13%
Backlog Revenues	533,503	551,270	-3%	625,251	-15%
Backlog Results4 5	193,016	196,812	-2%	231,253	-17%
Backlog Results Margin4 5	36.2%	35.7%	48 bps	37.0%	-81 bps
Net Debt	727,104	752,253	-3%	778,530	-7%
Cash and Cash Equivalents[6]	63,068	137,160	-54%	204,938	-69%
Equity + Minority Shareholders	449,455	493,191	-9%	936,904	-52%
(Net Debt. – Proj. Fin.) / (Equity + Minority.)	51.1%	45.4%	569 bps	9.8%	4,133 bps
¹ Adjusted by capitalized interests and impairment of inventories and land.
² Adjusted by impairments of inventories and land, capitalized interest, stock option plan (non-cash), minority shareholders, and the goodwill write-off in the acquisition of Alphaville.

³ Adjusted by impairment of inventories, land, and goodwill of interest in Alphaville.

4 Backlog  results  net  of PIS/COFINS  taxes (3.65%) and  excluding  the  impact  of  the PVA  (Present Value Adjustment) method  according  to  Law  No. 11.638.

5 Backlogresultscomprisetheprojectsrestrictedbyconditionprecedent.

6  Cash and cash equivalents and marketable securities.

7 Restatement due to the adoption of IFRS 15 and IFRS 9.

Launches

In light of the review of launches pipeline projects and the company’s transition process this quarter, Gafisa decided to postpone project launches and focus efforts on inventory sales in 1Q19.

Sales

Gross sales totaled R$91.3 million in 1Q19, down 40.5% q-o-q and 68.9% y-o-y. 1Q19 is seasonally a weaker period because household expenditures increase due to school vacation/Carnival. Sales performance in the period was also affected by the still-fragile economy along with our ongoing restructuring process.

Dissolutions prolonged the downward trend of previous periods, reaching R$41.4 million in 1Q19, 28.3% lower than in 1Q18, despite a delivered PSV volume R$80.1 million higher than in the same period of the previous year.

¹ It considers accumulated in 2019.

Net pre-sales totaled R$49.9 million in 1Q19 versus R$235.7 million in 1Q18.

Sales Over Supply (SoS)

SoS was 4.3% in 1Q19. SoS in the last 12 months reached 35.8%, down 1.7 p.p. y-o-y. As previously mentioned, both metrics were affected by the postponement of launches in the period and the current restructuring process of the Company.

Inventory (Property for Sale)

Inventory at market value totaled R$1.12 billion in 1Q19, down 8.3% q-o-q.

It is worth mentioning the denunciation of 3Q18’s Vision Pinheiros project launch development, with a PSV, net of swaps and brokerage, of R$71.1 million. The decision to cancel this development is due to the product’s incompatibility with the profile sought in the region. This project will be reviewed and relaunched in the future.

Table 3 - Inventory at Market Value 4Q18 x 1Q19 (R$ 000)

	Inventories 4Q18	Launches	Dissolutions	Gross Sales	Adjustments¹	Inventories 1Q19	Q/Q(%)
São Paulo	1,034,013	-	31,985	(79,515)	(69,044)	917,439	-11.3%
Rio de Janeiro	143,163	-	8,773	(9,602)	(5,881)	136,453	-4.7%
Other Markets	47,890	-	606	(2,153)	23,339	69,681	45.5%
Total	1,225,066	-	41,363	(91,270)	(51,586)	1,123,573	-8.3%

¹ Adjustments in the period reflect the updates related to the project scope, launch date, and pricing update.

Inventory turnover was 21 months in 1Q19, in line with inventory turnover of 20 months in 1Q18.

Currently, approximately 70% of inventory is composed of residential units located in the state of São Paulo, with higher liquidity than commercial units.

Table 4 – Inventory at Market Value – Financial Progress – POC - (R$ 000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units	Total 1Q19
São Paulo	102,140	78,209	365,061	116,422	255,606	917,439
Rio de Janeiro	-	-	-	-	136,453	136,453
Other Markets	-	-	13,106	-	56,575	69,681
Total	102,140	78,209	378,167	116,422	448,634	1,123,573

*  % POC does not necessarily reveal the status of construction works, but the project’s financial progress.

Table 5 - Inventory at Market Value– Commercial x Residential Breakdown (R$ 000)

GFSA Inventory %	Residential	Commercial	Total
São Paulo	780,530	136,908	917,439
Rio de Janeiro	34,878	101,575	136,453
Other	69,681	-	69,681
Total	885,090	238,483	1,123,573

Delivered Projects and Transfer

In 1Q19, Gafisa delivered the project Like Aclimação, totaling 136 units, net of swap, with PSVs totaling R$80.1 million, net of brokerage. Currently, Gafisa manages the construction of 14 projects, and 4 projects will start works soon.

Table 6 – Deliveries

Project	Delivery Date	Launch Date	Location	% Share	Units 100%¹	PSV % R$000²
Like Aclimação	Feb/19	Mar/16	São Paulo/SP	100%	136	80,079
Total 1Q19					136	80,079
Total 2019					136	80,079

¹ Number of units corresponding to 100% share in projects, net of swaps;

² PSV = Potential Sales Value of units, net of brokerage and swap.

PSV transferred in 1Q19 totaled R$64.8 million, up 9.9% y-o-y, boosted by the delivery of project Like Aclimação in the quarter.

Table 7 –  Transfer and Delivery - (R$ 000)

	1Q19	4Q18	Q/Q (%)	1Q18	Y/Y (%)
PSV Transferred¹	64,821	82,400	-21.3%	58,998	9.9%
Delivered Projects	1	4	-75.0%	-	-
Delivery Units²	136	519	-73.8%	-	-
Delivered PSV³	80,079	263,254	-69.6%	-	-

¹ PSV transferred refers to the effective cash inflow from units transferred to financial institutions;

² Number of units corresponding to 100% share in projects, net of swaps;

³ PSV = Potential Sales Value of units, net of brokerage and swap.

Landbank

The Company’s landbank, with an estimated PSV of R$3.83 billion, represents 33 projects/phases totaling 6,782 units. Approximately 70% of land was acquired through swaps, most of it located in the city of São Paulo .

Table 8 - Landbank (R$ 000)

	PSV (% Gafisa) ¹	% Swap Total ²	% Swap Units	% Swap Financial	Potential Units (% Gafisa) ³	Potential Units Total
São Paulo	2,486,753	79.9%	71.4%	8.5%	4,978	5,331
Rio de Janeiro	748,745	60.1%	60.1%	0.0%	755	892
Other	594,327	30.0%	30.0%	0.0%	1,050	1,320
Total	3,829,825	69.8%	66.2%	3.6%	6,782	7,543

¹ The PSV (% Gafisa) reported is net of swap and brokerage fee.

² The swap percentage is measured compared to the historical cost of land acquisition.

³ Potential units are net of swap and refer to the Gafisa’s and/or its partners’ interest in the project.

The adjustments to landbank include the denunciation of the Vision Pinheiros project development previously mentioned.

Table 9 – Changes in the Landbank (1Q19 x 4Q18 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	2,410,522	-	-	-	76,231	2,486,753
Rio de Janeiro	748,745	-	-	-	-	748,745
Other	594,327	-	-	-	-	594,327
Total	3,753,594	-	-	-	76,231	3,829,825

* The amounts reported are net swap and brokerage.

FINANCIAL RESULTS

Revenue

Net revenues totaled R$95.4 million in 1Q19, down 59% from 1Q18, driven by lower sales volume and work evolution in the period.

Table 10 – Revenue Recognition (R$ 000)

	1Q19				1Q18¹
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2018	5,222	10.5%	7,549	7.9%	107,028	45.4%	-	-
2017	3,126	6.3%	14,682	15.4%	22,264	9.4%	75,983	32.5%
2016	9,037	18.1%	32,733	34.3%	19,038	8.1%	84,273	36.0%
2015	27,141	54.4%	27,310	28.6%	62,030	26.3%	11,713	5.0%
<2014	5,381	10.8%	13,147	13.8%	25,398	10.8%	61,980	26.5%
Total	49,907	100%	95,421	100.0%	235,757	100%	233,949	100.0%

¹Restatement due to the adoption of IFRS 15 and IFRS 9.

Gross Profit & Margin

Gafisa’s recurring adjusted gross profit came to R$17.8 million versus R$46.9 million in 4Q18 and R$61.5 million in 1Q18. Adjusted gross margin stood at 18.6%, down 7.69 p.p. from 1Q18. This y-o-y gross margin decrease is chiefly due to discounts granted in the sale of previous years finished units.

Table 11 – Gross Margin (R$ 000)

	1Q19	4Q18	Q/Q(%)	1Q18³	Y/Y (%)
Net Revenue	95,421	192,917	-51%	233,949	-59%
Gross Profit	6,447	(29,710)	122%	25,270	-74%
Gross Margin	6.8%	-15.4%	2,216 bps	10.8%	-405 bps
(-) Financial Costs	(11,317)	(13,506)	-16%	(36,272)	-69%
Adjusted Gross Profit ¹	17,764	(16,204)	-210%	61,542	-71%
Adjusted Gross Margin ¹	18.6%	-8.4%	2,702 bps	26.3%	-769 bps
(-) Inventory and landbank adjustment	-	(63,145)	-100%	-	-
Recurring Adjusted Gross Profit ²	17,764	46,941	-62%	61.542	-71%
Recurring Adjusted Gross Margin ²	18.6%	24.3%	-572 bps	26.3%	-769 bps

¹ Adjusted by capitalized interests.

² Adjusted by impairment of land and inventories.

³ Restatement due to the adoption of IFRS 15 and IFRS 9.

Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses totaled R$14.4 million, 66% below 1Q18.

Selling expenses totaled R$6.5 million in 1Q19, down 43% q-o-q, due to lower marketing, condominium, IPTU (Urban Property Tax) and sales commission expenses, reflecting lower sales volume in the period. Y-o-y, selling expenses declined 73%.

General and administrative expenses totaled R$7.9 million, down 58% from 1Q18. This significant decrease was mainly due to (i) a review of services and IT agreements, which reduced expenses by R$3 million y-o-y, and (ii) a 50% cut in headcount in the second half of 2018, which resulted in approximate savings of R$4 million. Q-o-q, the positive amount of R$4.7 million recorded in 4Q18 was due to a net reversal of provisions for bonus from previous years totaling R$14.8 million in 2018.

Table 12 – SG&A Expenses (R$ 000)

	1Q19	4Q18	Q/Q(%)	1Q18	Y/Y (%)
Selling Expenses	(6,502)	(11,389)	-43%	(24,279)	-73%
G&A Expenses	(7,900)	4,752	-266%	(18,696)	-58%
Total SG&A Expenses	(14,402)	(6,637)	117%	(42,975)	-66%

Other Operating Income/Expenses came to R$22.2 million in 1Q19, down 83% from 4Q18, impacted by impairment referring to Alphaville goodwill; and provisions for four relevant contingencies totaling R$106.9 million.

Y-o-y, other operating income/expenses surged 89% from R$11.8 million recorded in 1Q18. Main contingencies accrued in the period refer to i) construction work delay in previous years’ projects totaling R$4.5 million; and ii) a construction defect in a project launched in May 2005, totaling R$3.1 million.

Table 13 – Other Operating Income/Expenses (R$ 000)

	1Q19	4Q18	Q/Q(%)	1Q18	Y/Y (%)
Litigation Expenses	(22,225)	(127,668)	-83%	(11,776)	89%
Loss on realization of investment valued at fair value	-	(112,800)	-100%	-	-
Other	(1)	(10,966)	-100%	(429)	-100%
Total	(22,226)	(251,434)	-91%	(12,205)	82%

Adjusted EBITDA

Recurring adjusted EBITDA came negative at R$23 million in 1Q19, down 77% from negative R$98.4 million in  4Q18.

Table 14 – Adjusted EBITDA (R$ 000)

	1Q19	4Q18	Q/Q(%)	1Q18³	Y/Y (%)
Net Income (Loss)	(46,354)	(297,017)	-84%	(53,516)	-13%
(+) Inventory and Landbank Adjustment	-	63,145	-100%	-	-
Adjusted Net Income¹	(46,354)	(233,872)	-80%	(53,516)	-13%
(+) Financial Results	9,959	22,310	-55%	19,950	-50%
(+) Income Tax / Social Contribution	404	(24,085)	-102%	232	74%
(+) Depreciation and Amortization	4,373	5,772	-24%	3,985	10%
(+) Capitalized Interest	11,317	13,506	-16%	36,272	-69%
(+) Expenses w/ Stock Option Plan	(2,460)	15	-16,500%	(91)	2,603%
(+) Minority Shareholders	(245)	170	-244%	(1,179)	-79%
(+) AUSA loss on Investment realization Effect	-	112,800	-100%	-	-
(+) Impairment of Software	-	4,963	-100%	-	-
Recurring Adjusted EBITDA²	(23,006)	(98,421)	-77%	5,653	-507%

¹ Adjusted by impairments of inventories and land.

² Adjusted by impairments of inventories and land, capitalized interest, stock option plan (non-cash), minority shareholders, and goodwill write-off in the acquisition of Alphaville.

³ Restatement due to the adoption of IFRS 15 and IFRS 9.

Financial Result

In 1Q19, financial results totaled R$3.4 million, down 23% and 37% from 4Q18 and 1Q18, respectively, reflecting a lower balance of cash and cash equivalents in the period. Financial expenses reached R$13.3 million in 1Q19, 50% lower than in 4Q18, due to reduced interest rates on funding in view of a lower level of indebtedness.

In 1Q19, net financial result was negative R$10 million, versus a net loss of R$22.3 million in 4Q18 and R$20.0 million in 1Q18.

Net Result

1Q19 recorded a negative adjusted net result of R$46 million, compared to a net loss of R$121 million and R$53.5 million in 4Q18 and 1Q18, respectively.

Tale 15 – Net Result (R$ 000)

	1Q19	4Q18	Q/Q(%)	1Q18 ²	Y/Y (%)
Net Result	(46,354)	(297,017)	-84%	(53,516)	-13%
(-) Inventory and landbank adjustment	-	(63,145)	-100%	-	-
(-) Loss of investment in Alphaville	(1)	(112,800)	-100%	-	-
Adjusted Net Result[1]	(46,353)	(121,072)	-62%	(53,516)	-13%

1 Adjusted by impairment of inventories, land, and goodwill of interest in Alphaville.

² Restatement due to the adoption of IFRS 15 and IFRS 9.

Backlog of Revenues and Results

In 1Q19, the balance of backlog revenues by the PoC method totaled R$193.0 million, with a margin of 36.2% to be recognized, 0.48 p.p. above 4Q18, reflecting recent launches assertiveness.

Table 16 – Backlog Results (REF) (R$ 000)

	1Q19	4Q18	Q/Q(%)	1Q18	Y/Y (%)
Backlog Revenues	533,503	551,270	-3%	625,251	-15%
Backlog Costs (units sold)	(340,487)	(354,458)	-4%	(393,999)	-14%
Backlog Results	193,016	196,812	-2%	(231,253)	-17%
Backlog Margin	36.2%	35.7%	48 bps	37.0%	-81 bps

Notes: Backlog    results  net of  PIS/COFINS  taxes  (3.65%)  and     excluding  the   impact   of  PVA (Present Value Adjustment)   method     according  to  Law No. 11.638.

Backlog results comprise the projects restricted by condition precedent.

BALANCE SHEET

Cash and Cash Equivalents and Marketable Securities

On March 31, 2019, cash and cash equivalents and marketable securities totaled R$63.1 million.

Receivables

At the end of 1Q19, total accounts receivable totaled R$1.15 billion, down 5% from 4Q18. Of this amount, R$596.4 million were already recognized in the balance sheet, and R$342 million are expected to be received in 2019.

Table 17 – Total Receivables (R$ 000)

	1Q19	4Q18	Q/Q(%)	1Q18¹	Y/Y (%)
Receivables from developments (off balance sheet)	553,713	572,154	-3%	648,938	-15%
Receivables from PoC-ST (on balance sheet)	475,820	467,993	2%	511,536	-7%
Receivables from PoC-LT (on balance sheet)	120,614	174,017	-31%	186,897	-35%
Total	1,150,147	1,214,164	-5%	1,347,371	-15%

¹ Restatement due to the adoption of IFRS 15 and IFRS 9.

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: Accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: Accounts receivable already recognized according to PoC and BRGAAP.

Table 18 – Receivables Schedule (R$ 000)

	Total	2019	2020	2021	2022	2023 – and after
Receivables from PoC	596,434	342,003	187,579	61,531	1,347	3,974

Cash Generation

The Company ended the first quarter of 2019 with a positive cash generation of R$25.1 million, the second consecutive quarter of cash generation, as a result of disciplined expense management.

Table 19 – Cash Generation (R$ 000)

	4Q18	1Q19
Availabilities [1]	137,160	63,068
Change in Availabilities (1)	(57,285)	(74,092)
Total Debt + Investor Obligations	889,413	790,172
Change in Total Debt + Investor Obligations (2)	(70,931)	(99,241)
Cash Generation in the period (1) - (2)	13,646	25,149
Final Accumulated Cash Generation	(45,583)	25,149

¹ Cash and cash equivalents and marketable securities.

Liquidity

In 1Q19, Net Debt/Shareholders’ Equity ratio stood at 161.8%, an effect of losses accumulated over the last periods, higher than lower indebtedness. Excluding project finance, the Net Debt/Shareholders’ Equity ratio stood at 51.1%.

Net debt in 1Q19 totaled R$727.1 million, down 7% y-o-y.

Table 20 – Debt and Investor Obligations (R$ 000)

	1Q19	4Q18	Q/Q(%)	1Q18	Y/Y (%)
Debentures – Working Capital (A)	249,242	265,666	-6%	168,041	48%
Project Financing SFH – (B)	497,307	528,140	-6%	686,728	-28%
Working Capital (C)	43,623	95,607	-54%	128,699	-66%
Total Debt (A)+(B)+(C)= (D)	790,172	889,413	-11%	983,468	-20%
Cash and Availabilities¹ (E)	63,068	137,160	-54%	204,938	-69%
Net Debt (D)-(E) = (F)	727,104	752,253	-3%	778,530	-7%
Equity + Minority Shareholders (G)	449,455	493,191	-9%	936,904	-52%
(Net Debt) / (Equity) (F)/(G) = (H)	161.8%	152.5%	925 bps	83.1%	7,868 bps
(Net Debt – Proj. Fin.) / Equity ((F)-(B))/(G) = (I)	51.1%	45.4%	569 bps	9.8%	4,133 bps

¹ Cash and cash equivalents and marketable securities.

The Company ended 1Q19 with R$283.8 million total short-term debt, 36% of total debt versus 39% at the end of 4Q18. On March 31, 2019, the consolidated debt average cost was 11.57% p.a., or 180.8% of CDI. We also emphasize that during 1Q19, the Company amortized nearly R$116.1 million of contracted debt principal balance.

 Table 21 – Debt Maturity (R$ 000)

	Average cost (p.a.)	Total	Until Mar/20	Until Mar/21	Until Mar/22	Until Mar/23
Debentures – Working Capital (A)	CDI + 3% / CDI + 3.75% / CDI + 5.25% / IPCA + 8.37%	249,242	52,596	153,504	41,541	1,601
Project Financing SFH (B)	TR + 8.30% a 14.19% / 12.87% / 143% CDI	497,307	231,047	193,011	73,249	-
Working Capital (C)	135% CDI / CDI + 2.5% / CDI + 3% / CDI + 3.70% / CDI + 4.25%	43,623	188	198	43,237	-
Total (A)+(B)+(C) = (D)		790,172	283,831	346,713	158,027	1,601
Obligations with investors (E)		-	-	-	-	-
Total Debt (D)+(E) = (F)		790,172	283,831	346,713	158,027	1,601
% of Total Maturity per period			36%	44%	20%	0.2%
Project debt maturing as % of total debt (C)/ (F)			81%	56%	46%	-
Corporate debt maturing as % of total debt ((A)+(C) + (E))/ (F)			19%	44%	54%	100%
Ratio Corporate Debt / Mortgage	37% / 63%

SUBSEQUENT EVENTS

Elaboration of a Long-Term Strategic Plan

At the Extraordinary Shareholders’ Meeting held on April 15, 2019, the Board of Directors was authorized to hire a first-tier bank or consulting firm to elaborate a long-term strategic plan for the Company,  aiming at resuming the path to growth, taking into account, besides Gafisa’s area of operation, potential opportunities to expand to other segments and new markets.

The Extraordinary Shareholders’ Meeting also approved the hiring of the consulting firm Falconi which will give support to the restructuring plan, focused on change of culture, review of structure, processes and expenses optimization; as well as the implementation of the zero-based budget.

Capital Increase

On April 15, 2019, a capital increase was approved by means of the issue of 26,273,962 non-par, registered, book-entry shares.

The issue reference price shall be R$6.02 per share, defined based on Article 170, Paragraph 1, items I and III of Law No. 6.404/76, applying a scheduled bonus: (i) 15% applied over the issue reference price in the exercise of preemptive right at a price of R$5.12 per common share ON; and (ii) an additional 3% in the amount of R$4.96 per common share ON in unsold shares subscription.

The Company’s shareholders shall be ensured the preemptive right to subscribe for new shares based on their ownership position at the closing of the B3 trading session on April 23, 2019.

The term to exercise the preemptive right shall be 30 consecutive days as of April 24, 2019 (inclusive) until May 23, 2019 (inclusive).

Authorized Capital Increase

The Extraordinary Shareholders’ Meeting held on April 23, 2019, approved to increase the limit of the Company’s Authorized Capital from 71,031,876 common shares to 120,000,000 common shares.

Reissue of Shares

On April 24, 2019, the Company announced to its shareholders and to the market in general that, in compliance with decision made by the Board of Directors on a meeting held on April 15, 2019, shares were reissued on April 23, 2019, totaling one million, four hundred thousand, three hundred and twenty-five (1,400,325) Company’s shares, referring to shares previously canceled by former management. Therefore, the Company’s capital stock is now divided into 44,757,914 non-par, registered, book-entry, common shares.

São Paulo, May 14, 2019.

Alphaville Urbanismo SA released its results for the first quarter of 2019.

Financial Results

In 1Q19, net revenue  came negative at R$23 million and net loss totaled R$185 million.

	1Q19	1Q18	1Q19 vs. 1Q18
Net revenue	-23	86	-126%
Net income	-185	-92	101%

It is worth mentioning that Gafisa discontinued the recognition of its share in future losses after reducing the accounting balance of its 30% stake in Alphaville's share capital to zero.

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7131.

Consolidated Income Statement

	1Q19	4Q18	Q/Q (%)	1Q18¹	Y/Y (%)
Net Revenue	95,421	192,917	-51%	233,949	-59%
Operating Costs	(88,974)	(222,627)	-60%	(208,679)	-57%
Gross Profit	6,447	(29,710)	-122%	25,270	-74%
Gross Margin	6.8%	-15.4%	2,216 bps	10.8%	-405 bps
Operating Expenses	(42,683)	(268,912)	-84%	(59,783)	-29%
Selling Expenses	(6,502)	(11,389)	-43%	(24,279)	-73%
General and Administrative Expenses	(7,900)	4,752	-266%	(18,696)	-58%
Other Operating Revenue/Expenses	(22,226)	(251,434)	-91%	(12,205)	82%
Depreciation and Amortization	(4,373)	(5,772)	-24%	(3,985)	10%
Equity Income	(1,682)	(5,069)	-67%	(618)	172%
Operational Result	(36,236)	(298,622)	-88%	(34,513)	5%
Financial Income	3,365	4,342	-23%	5,344	-37%
Financial Expenses	(13,324)	(26,652)	-50%	(25,294)	-47%
Net Income Before Taxes on Income	(46,195)	(320,932)	-86%	(54,463)	-15%
Deferred Taxes	-	25,100	-100%	-	-
Income Tax and Social Contribution	(404)	(1,015)	-60%	(232)	74%
Net Income After Taxes on Income	(46,599)	(296,847)	-84%	(54,695)	-15%
Continued Op. Net Income	(46,599)	(296,847)	-84%	(54,695)	-15%
Minority Shareholders	245	(170)	-244%	1.179	-79%
Net Income	(46,354)	(297,017)	-84%	(53,516)	-13%

¹ Restatement due to the adoption of IFRS 15 and IFRS 9.

Consolidated Balance Sheet

	1Q19	4Q18	Q/Q (%)	1Q18¹	Y/Y (%)
Current Assets
Cash and Cash equivalents	12,402	32,304	-62%	23,654	48%
Securities	50,666	104,856	-52%	181,284	-72%
Receivables from clients	475,820	467,993	2%	511,536	-7%
Properties for sale	819,458	890,460	-8%	831,593	-1%
Other accounts receivable	107,370	106,943	0%	115,928	-7%
Prepaid expenses and other	2,466	2,668	-8%	5,136	-52%
Land for sale	38,682	78,148	-51%	65,798	-41%
Subtotal	1,506,864	1,683,372	-10%	1,734,929	-13%

Long-term Assets
Receivables from clients	120,614	174,017	-31%	186,897	-35%
Properties for sale	228,228	198,941	15%	336,511	-32%
Other	123,755	123,602	0%	91,568	35%
Subtotal	472,597	496,560	-5%	614,976	-23%
Intangible, Property and Equipment	32,270	31,843	1%	41,005	-21%
Investments	309,668	314,505	-2%	479,445	-35%

Total Assets	2,321,399	2,526,280	-8%	2,870,355	-19%

Current Liabilities
Loans and financing	307,555	285,612	8%	324,376	-5%
Debentures	133,636	62,783	113%	11,408	1,071%
Obligations for purchase of land advances from customers	114,237	113,355	1%	142,766	-20%
Material and service suppliers	115,114	119,847	-4%	99,165	16%
Taxes and contributions	57,445	57,276	0%	52,016	10%
Other	436,573	400,142	9%	308,323	42%
Subtotal	1,164,560	1,039,015	12%	938,054	24%

Long-term liabilities
Loans and financings	233,375	338,135	-31%	491,051	-52%
Debentures	115,606	202,883	-43%	156,633	-26%
Obligations for Purchase of Land and advances from customers	153,947	196,076	-21%	134,924	14%
Deferred taxes	49,372	49,372	0%	74,473	-34%
Provision for Contingencies	103,604	155,608	-33%	78,293	32%
Other	51,480	52,000	-1%	57,615	-11%
Subtotal	707,384	994,074	-29%	992,989	-29%

Shareholders’ Equity
Shareholders’ Equity	448,179	491,317	-9%	936,644	-52%
Minority Interest	1,276	1,874	-32%	2,668	-52%
Subtotal	449,455	493,191	-9%	939,312	-52%
Total liabilities and Shareholders’ Equity	2,321,399	2,526,280	-8%	2,870,355	-19%

¹ Restatement due to the adoption of IFRS 15 and IFRS 9.

Consolidated Cash Flow

	1Q19	1Q18¹
Net Income (Loss) before taxes	(46,195)	(54,463)
Expenses/revenues that do not impact working capital	(7,714)	(12,486)
Depreciation and amortization	4,373	3,985
Impairment	(841)	(9,176)
Expense with stock option plan	(2,460)	(91)
Unrealized interest and fees, Net	204	3,781
Equity Income	1,682	617
Provision for guarantee	(338)	(834)
Provision for contingencies	22,225	11,527
Profit Sharing provision	-	1,231
Provision (reversal) for doubtful accounts	(18,539)	(23,505)
Gain / Loss of financial instruments	-	(21)
Provision for fine due to construction work delay	1,408	-
Clients	62,313	(31,059)
Properties held for sale	82,022	99,612
Other accounts receivable	(9,995)	(4,509)
Prepaid expenses and deferred sale selling expenses	202	399
Obligations on land property acquisitions	(41,248)	(31,144)
Taxes and contributions	168	5,586
Suppliers	323	110
Payroll, charges, and provision for bonuses	(1,034)	494
Other accounts payable	(96,601)	(29,800)
Related party operations	10,851	(5,269)
Taxes paid	(404)	(232)
Cash used in operating activities	(31,884)	(62,761)
Investment Activities	-	-
Acquisition of properties and equipment	(343)	(4,368)
Capital contribution to parent company	-	(499)
Redemption of securities, collaterals, and credits	77,456	469,903
Investment in marketable securities and restricted credits	(23,265)	(532,252)
Equity instruments	2,717	-
Cash used in investment activities	56,565	(67,216)
Funding Activities	-	-
Related party contributions	-	-
Increase in Addition of loans and financing	16,659	51,938
Amortization of loans and financing	(116,104)	(177,149)
Assignment of credit receivables, Net	-	-
Loan operations	42	(451)
Sale of treasury shares	148	-
Cash used in financing activities/ discontinued	-	-
Movements related to the share buyback program	54,672	-
Capital Increase	-	167
Subscription and payment of common shares	-	250,599
Net cash from financing activities	(44,583)	125,104
Net cash variation for sales operations	-	-
Increase (decrease) in cash and cash equivalents	(19,902)	(4,873)
Beginning of the period	32,304	28,527
End of the period	12,402	23,654
Increase (decrease) in cash and cash equivalents	(19,902)	(4,873)

¹ Restatement due to the adoption of IFRS 15 and IFRS 9.

This release contains forward-looking statements about business prospects, estimates for operating and financial results, and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy, and the industry, among other factors; therefore, they are subject to change without prior notice.

IR Contacts
Telephone: +55 11 3025-9242 / 9474
Email: ri@gafisa.com.br
IR Website: www.gafisa.com.br/ri

Media Relations
Máquina Cohn & Wolfe
Nancy Campos / Rodrigo Garcia
Telephone: +55 11 3147-7463
Fax: +55 11 3147-7438
E-mail: gafisa@grupomaquina.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 14, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer